Filed by Holicity Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

 Subject Company: Astra Space, Inc.

Commission File No. 001-39426

Date: March 31, 2021

On March 31, 2021, Astra Space Inc. (“Astra”) issued a press release announcing that it will host a virtual Investor Day consisting of presentations from the leadership teams of Astra and Holicity Inc. (the “Company”) on Wednesday, April 14, 2021 at 8:00 a.m. PT (11:00 .m. ET). A copy of the press release is set forth below.

Astra to Hold Investor Day on April 14, 2021

ALAMEDA, Calif. March, 31, 2021--Astra Space Inc. (“Astra”), the fastest privately-funded company in history to demonstrate orbital launch capability, today announced that it will host a virtual Investor Day on Wednesday, April 14, 2021 at 8:00 a.m. PT (11:00 .m. ET).

Astra and Holicity Inc. (Nasdaq: HOL), a special purpose acquisition company, announced a proposed business combination on February 2, 2021. The transaction is expected to be completed in the second quarter of 2021.

Event: Astra 2021 Investor Day

When: Wednesday, April 14th, 2021

Webcast Link: https://astra.com/investors/

Replay: A webcast replay will be available on the Investor Relations section of Astra’s website following the event.

Astra’s Investor Day will consist of presentations from Astra’s leadership team, including:

●	Chris Kemp, Founder, Chairman & CEO
●	Dr. Adam London, Founder, CTO
●	Bryson Gentile, Vice President, Manufacturing
●	Benjamin Lyon, Chief Engineer
●	Martin Attiq, Chief Business Officer
●	Kelyn Brannon, Chief Financial Officer
●	Randy Russell, Holicity Co-Founder and Chief Investment Officer

To conclude the event, Astra will be hosting a question and answer session with its leadership team.

About Astra

Astra Space Inc. was founded in October 2016 with the mission of launching a new generation of space services to improve life on Earth. Visit https://astra.com for more information.

About Holicity

Holicity Inc. (Nasdaq: HOL) is a special purpose acquisition company (“SPAC”) sponsored by X-icity Holdings Corporation, which is a subsidiary of Pendrell Corporation, a permanent capital vehicle whose controlling shareholder is Mr. Craig O. McCaw. Completion of the proposed transaction is subject to approval of Holicity’s stockholders and other customary closing conditions, including a registration statement being declared effective by the Securities and Exchange Commission (“SEC”).

Additional information about the proposed transaction, including a copy of the Business Combination Agreement and the investor presentation, has been filed with the SEC on a Current Report on Form 8-K and is available at www.sec.gov and on Astra’s website at astra.com/investors. Holicity will file a registration statement (which will contain a proxy statement/prospectus) with the SEC in connection with the proposed transaction.

Important Information about the Business Combination and Where to Find It

In connection with the Proposed Transaction contemplated by the Business Combination Agreement (the “Proposed Transaction”), Holicity will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC that will include a proxy statement/prospectus, and will file other documents with the SEC regarding the Proposed Transaction. A definitive proxy statement/prospectus and other relevant documents will be sent to the stockholders of Holicity seeking stockholder approval of the Proposed Transaction and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. HOLICITY’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WHICH FORMS A PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO, AND THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH HOLICITY’S SOLICITATION OF PROXIES FOR HOLICITY’S SPECIAL MEETING OF STOCKHOLDERS TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE BUSINESS COMBINATION AGREEMENT (THE “SPECIAL MEETING”), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, the definitive proxy statement/prospectus will be mailed to Holicity’s stockholders as of a record date to be established for voting on the Proposed Transaction and the other matters to be voted upon at the Special Meeting. Holicity’s stockholders will also be able to obtain copies of the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033; Telephone: (435) 278-7100.

Participants in the Solicitation

Holicity, Astra and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Holicity’s stockholders in connection with the Proposed Transaction. HOLICITY’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF HOLICITY IN ITS PROSPECTUS DATED AUGUST 4, 2020, WHICH WAS FILED WITH THE SEC ON AUGUST 6, 2020. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO HOLICITY’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE SPECIAL MEETING WILL BE SET FORTH IN THE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTION WHEN AVAILABLE. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction will be contained in the Registration Statement.

Forward Looking Statements

This press release includes “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about Holicity’s or Astra’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination and the timing of the completion of the proposed business combination. These forward-looking statements are based on Holicity’s or Astra’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Holicity’s or Astra’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Holicity or Astra is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Astra; risks related to the ability of customers to cancel contracts for convenience; risks related to the rollout of Astra’s business and the timing of expected business milestones; the effects of competition on Astra’s future business; level of product service or product or launch failures that could lead customers to use competitors’ services; developments and changes in laws and regulations, including increased regulation of the space transportation industry; the impact of significant investigative, regulatory or legal proceedings; the amount of redemption requests made by Holicity’s public stockholders; the ability of Holicity or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and other risks and uncertainties indicated from time to time in the definitive proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Holicity.

You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Forward-looking statements included in this press release speak only as of the date of this press release. Except as required by law, neither Holicity nor Astra undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in Holicity’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CONTACTS

Investors

Carolyn Bass and Dane Lewis

investors@astra.com

Media

kati@astra.com

Important Information About the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the business combination agreement by and among the Company, Astra and Holicity Merger Sub Inc., a wholly owned subsidiary of the Company (the “Business Combination Agreement”), the Company and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of the Company as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033, Attention: Craig McCaw, Chief Executive Officer, (425) 278-7100.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s registration statement on Form S-1, which was initially filed with the SEC on July 17, 2020, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Holicity Inc., 2300 Carillon Point, Kirkland, WA 98033, Attention: Secretary, (425) 278-7100. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Astra and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This filing pursuant to Rule 425 under the Securities Act of 1933, as amended (the “Securities Act”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Astra’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Astra’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Astra’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against the Company and Astra following the announcement of the Business Combination Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of the Company, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Business Combination Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of Astra’s Class A common stock on Nasdaq following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Astra or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) Astra’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Astra’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This filing pursuant to Rule 425 under the Securities Act shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This filing pursuant to Rule 425 under the Securities Act shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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